Faegre Drinker Biddle & Reath LLP
320 S. Canal Street, Ste. 3300
Chicago, IL 60606
(312) 569-1000 (Phone)
(312) 569-3000 (Facsimile)
www.faegredrinker.com

March 14, 2025

VIA EDGAR TRANSMISSION

Mr. David Manion

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:           First Trust Private Credit Fund

(Registration Nos. 333-264365; 811-23792)

Dear Mr. Manion:

The following responds to the Staff’s comments that you provided by telephone relating to the annual report of First Trust Private Credit Fund (the “Registrant” or the “Fund”), filed on Form N-CSR for its fiscal year ended March 31, 2024, which was filed with the Securities and Exchange Commission (“SEC”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response. All disclosure changes will be reflected in future shareholder reports and filings on Form N-CSR.

1.	Comment: Please discuss in correspondence the accounting for unfunded loan commitments. Please confirm whether the Fund had any unrealized appreciation or depreciation on unfunded loan commitments at March 31, 2024. In future financial statements, please ensure that unfunded loan commitments are disclosed by portfolio company.

Response: Unfunded loan commitments are not accounted for until they are drawn on. There was no unrealized appreciation or depreciation on the unfunded loan commitments disclosed in Note 11. The unfunded loan commitments at March 31, 2024 are disclosed by portfolio company in Note 11 – Unfunded Commitments in the Notes to Consolidated Financial Statements.

2.	Comment: Please confirm whether the Fund holds equity tranches of collateralized loan obligation (“CLO”) investments. The Staff notes that approximately 12% of net assets of the Fund are reported on the Consolidated Schedule of Investments with no interest rate disclosures as of March 31, 2024. Please explain how these investments are accruing income and valued considering the lack of interest rate disclosure. Please include specific cites to U.S. GAAP and Regulation S-X to support the presentation in the Consolidated Schedule of Investments. Please note that if these investments are equity tranches of CLOs, the Consolidated Schedule of Investments should reflect the accrual rate for the income reported. Please explain if income is accrued. If income is accrued than the rate or yield should be disclosed. See Regulation S-X, Article 12-12, fn. 4. If income is not accrued, please supplementally disclose the appropriate US GAAP accounting guidance for these CLO’s.

Response: The Fund held equity tranches of CLO equity investments as of March 31, 2024. A majority of these CLO equities reported on the Consolidated Schedule of Investments that stated an interest rate of 0.000% are valued daily by a third party pricing vendor at a mark to market price, using a comprehensive methodology that includes but is not limited to a discounted cash flow analysis utilizing an effective yield to maturity, estimated net asset value, and expected cash flows. The pending income payment, if any, is reflected in the value of the investment, and the value of the investment is reduced by the amount paid (plus any valuation change) and then the Fund records an estimated amount of income on that payment. In instances where the valuation of the investment reflects the receipt of cash, but cash has not been received, the payment would be accrued for. In future shareholder reports, the Fund will provide an effective yield rate for all equity tranches of CLOs that it holds on the Consolidated Schedule of Investments to reflect an effective income yield for those CLOs in accordance with ASC 325-40.

3.	The Staff notes that approximately 8% of the Fund is priced at par at March 31, 2024. Please disclose in correspondence how these investments were valued in accordance with U.S. GAAP and the Investment Company Act of 1940. Please cite specific pricing inputs that would support these valuations.

Response: Several of the investments priced at par as of March 31, 2024 are valued at cost in accordance with ASC 820, as the cost represents the exit price in the principal market. The remaining investments are fair valued using the market yield to support the valuation. The Fund’s valuation policy is discussed in more detail in the annual shareholder report.

4.	Comment: The Staff notes that both classes of the Fund show expense waivers at September 30, 2023. Given the amount of fee waivers and expense reimbursements disclosed in the Consolidated Statement of Operations for the fiscal year ended March 31, 2024, please discuss and/or confirm whether the gross expense ratio of Class A Shares at March 31, 2024 is accurate and why Class A Shares do not report waivers at fiscal year-end.

Response: The gross expense ratio of Class A Shares at March 31, 2024 is accurate. Class A Shares do not report waivers at fiscal year-end because gross expenses were below the contractual expense limit. The expense accrual for the shareholder servicing fee for Class A Shares changed between September 30, 2023 and March 31, 2024. During the period, Class A Shares also did not pay a 12b-1 fee, which resulted in a lower amount of gross expenses.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1167 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc: Joshua B. Deringer, Esq.